Medallion Financial Corp.
437 Madison Avenue
38th Floor
New York, New York 10022
(212) 328-2100
June 28, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C.  20549
Attention: John Stickel
Re:	Medallion Financial Corp.
Registration Statement on Form S-3
Filed on June 21, 2023
Commission File No. 333-272806
Dear Mr. Stickel:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of Medallion Financial Corp., requests acceleration of the effective date of the above-referenced Registration Statement so that it is declared effective at 4:00 pm on June 30, 2023, or as soon as practicable thereafter.
Should you have any questions regarding any of the foregoing, please do not hesitate to contact Jeffrey Hochman of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8000.  We would also appreciate it if you would notify Mr. Hochman  when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely, /s/ Anthony N. Cutrone

Anthony N. Cutrone Executive Vice President & Chief Financial Officer

cc: Jeffrey S. Hochman, Willkie Farr & Gallagher LLP